UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TEL Offshore Trust
______________________________________________________________________________________
(Name of Issuer)

Units of Beneficial Interest
______________________________________________________________________________________
(Title of Class of Securities)

872 382 106
______________________________________________________________________________________
(CUSIP Number)

Roy T. Rimmer, Jr., President
RNR Production Land and Cattle Company, Inc.
14531 Hwy 377 South
Fort Worth, TX 76126
(817) 437-2599

Mark Lehman
Parsons, Behle & Latimer
201 South Main Street, Ste 1800
Salt Lake City, UT 84111
(801) 536-6667
______________________________________________________________________________________
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2013
______________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872 382 106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RNR Production Land and Cattle Company, Inc. 26-3953867
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 479,897Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 479,897Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,897 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy T. Rimmer, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 479,897 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 479,897Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,897 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Rimmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 479,897 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 479,897Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,897 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 14, 2012.

CUSIP No. 872 382 106	13D	Page 5 of 6 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by RNR Production Land and Cattle Company, Inc. (“RNR”), Roy T. Rimmer, Jr., and Nancy Rimmer (RNR together with Roy T. Rimmer, Jr. and Nancy Rimmer the “Reporting Parties”).  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

RNR used a total of $870,640 of its cash on hand in order to acquire the 479,897 Units of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The Reporting Parties may be deemed to share beneficial ownership of the 479,897 Units of the Issuer, representing approximately 10.10% of the issuer’s Units outstanding as of November 14, 2012.

(b)           The Reporting Parties may be deemed to share the power to vote or direct the vote of, or to dispose or direct the disposition of, all of the 479.897 Units.

(c)           During the last sixty days, RNR made the following purchases (all for cash) of Units in open market transactions in the over-the-counter market:

Date	No. of Units	Price per Unit

1/03/2013	10,000	0.7508
1/07/2013	21	0.7876
1/10/2013	11,112	0.9787
1/14/2013	2,000	0.9890
1/16/2013	14,049	1.0716
1/17/2013	50,000	1.2600
1/18/2013	7,500	1.2967
1/22/2013	10,000	1.25
1/23/2013	1,598	1.00
1/24/2013	30,235	1.4686
1/30/2013	10,000	1.56
1/31/2013	4,800	1.56
2/19/2013	39,569	1.52
2/20/2013	500	1.54
2/22/2013	20,200	1.72
2/25/2013	17,225	1.86
2/26/2013	2,352	1.77
2/27/2013	3,934	2.02
2/28/2013	24,800	2.02
3/4/2013	27,940	2.02
3/8/2013	3,221	1.72

(d) – (e) Not applicable

CUSIP No. 872 382 106	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RNR Production Land and Cattle Company, Inc.

Date: March 13, 2013	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2013	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2013	By:	/s/ Nancy Rimmer
Nancy Rimmer